                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  18 November, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	18th November 2009

AIB announces board and executive appointments

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] has today announced the following appointments:-

Dan O'Connor, currently Non-Executive Chairman of AIB, is to take on the role of Executive Chairman on a temporary basis in order to oversee the Group's work on the completion of the key tasks of capital raising, the implementation of NAMA and the EU restructuring plan.

Colm Doherty, formerly Managing Director, AIB Capital Markets, has been appointed AIB Group Managing Director. Mr. Doherty will take up his new role as Group Managing Director with immediate effect. Mr Doherty will be responsible for the day to day running of the Group. He has agreed to take up his new role for a salary of €500k. His contractual remuneration package will therefore be considerably lower than applied in the past to the Chief Executive Officer role, or indeed to Mr. Doherty's previous role in AIB, reflecting his personal commitment to the Bank and its future.

AIB Group Chief Executive, Eugene Sheehy, is to retire on 30 November.

These appointments are part of a wider series of management changes with the emphasis on attracting new external talent. This will deliver the vital combination of internal and external experience and perspective necessary to ensure that AIB's culture, structure and management team is ideally equipped to lead the Group through this critical period.

These include:-

Dr Michael Somers, Chief Executive of The National Treasury Management Agency, will be appointed to the AIB Board as Deputy Chairman. He will also Chair the AIB Board Risk Committee. Dr Somers will take up his new post on completion of the Regulatory approval process. David Pritchard, currently AIB Deputy Chairman, is to step down from that post. The Board would like to express their thanks to Mr. Pritchard who will be retaining his role as Senior Independent Director.

The key Executive functions of Group Finance Director and Group Chief Risk Officer are also to be filled by external appointments.

Following the finalisation of NAMA and the EU restructuring plan (expected in mid-2010), the AIB Board, Executive Chairman and Group Managing Director, in consultation with the Minister for Finance and other stakeholders, will conduct an assessment of the AIB Group Management structure. The purpose of this will be to determine whether the management format announced today remains relevant to the challenges and requirements of the new environment.

- Ends -

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162	Tel: +353-1-641 3894

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  18 November, 2009                                                                                                                         By: ___________________
                                                                                                                                                                 John O'Donnell
                                                                                                                                                                 Group Director, Finance,
                                                                                                                                                                 Risk and Enterprise Technology
                                                                                                                                                                Allied Irish Banks, p.l.c.